UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2 )

The Orchard Enterprises, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
25388X 20 5
(CUSIP Number)
Glen W. Roberts, Esq.
Thomas L. Hanley, Esq.
Sonnenschein Nath & Rosenthal LLP
Two World Financial Center
New York, NY 10281
Telephone: (212) 768-6700
Fax: (212) 768-6800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 8, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form which respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	25388X 20 5	13D	Page	2	of	10	pages

1	NAMES OF REPORTING PERSONS Name: Dimensional Associates, LLC I.R.S. Identification No.: 13-4244006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,199,003*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,199,003*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,199,003*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.3%**

14	TYPE OF REPORTING PERSON

OO
* Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,727 shares of common stock of the Issuer. See Item 5 below.
** Assumes 6,394,625 shares of common stock of the Issuer issued and outstanding as of November 13, 2009 and conversion of the Series A Preferred Stock of the Issuer. See Item 5 below.

CUSIP No.	25388X 20 5	13D	Page	3	of	10	pages

1	NAMES OF REPORTING PERSONS Name: JDS Capital, L.P. I.R.S. Identification No.: 13-4189233

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,199,003*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,199,003*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,199,003*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.3%**

14	TYPE OF REPORTING PERSON

PN
* Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,727 shares of common stock of the Issuer. See Item 5 below.
** Assumes 6,394,625 shares of common stock of the Issuer issued and outstanding as of November 13, 2009 and conversion of the Series A Preferred Stock of the Issuer. See Item 5 below.

CUSIP No.	25388X 20 5	13D	Page	4	of	10	pages

1	NAMES OF REPORTING PERSONS Name: JDS Capital Management, LLC I.R.S. Identification No.: 13-3918633

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,199,003*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,199,003*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,199,003*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.3%**

14	TYPE OF REPORTING PERSON

OO
* Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,727 shares of common stock of the Issuer. See Item 5 below.
** Assumes 6,394,625 shares of common stock of the Issuer issued and outstanding as of November 13, 2009 and conversion of the Series A Preferred Stock of the Issuer. See Item 5 below.

CUSIP No.	25388X 20 5	13D	Page	5	of	10	pages

1	NAMES OF REPORTING PERSONS Name: Joseph D. Samberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,199,003*, **

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,199,003*, **

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,199,003*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.3%***

14	TYPE OF REPORTING PERSON

IN
* Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,727 shares of common stock of the Issuer. See Item 5 below.
** As the managing member of JDS Capital Management, LLC, the ultimate parent of Dimensional Associates, LLC, Joseph D. Samberg may be deemed to have sole voting and sole dispositive power with respect to all equity securities of the Issuer that are owned of record by Dimensional Associates, LLC.
*** Assumes 6,394,625 shares of common stock of the Issuer issued and outstanding as of November 13, 2009 and conversion of the Series A Preferred Stock of the Issuer. See Item 5 below.

CUSIP No.	25388X 20 5	13D	Page	6	of	10	pages

1	NAMES OF REPORTING PERSONS Name: Daniel C. Stein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		35,316*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,199,003**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,316*

WITH	10	SHARED DISPOSITIVE POWER

4,199,003**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,234,319*,**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.7%***

14	TYPE OF REPORTING PERSON

IN
* Does not include shares of common stock of the Issuer issuable pursuant to restricted stock awards that have not yet vested.
** Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of Series A Preferred Stock of the Issuer, which are convertible into 1,489,727 shares of common stock of the Issuer. See Item 5 below.
*** Assumes 6,394,625 shares of common stock of the Issuer issued and outstanding as of November 13, 2009 and conversion of the Series A Preferred Stock of the Issuer. See Item 5 below.

CUSIP No.	25388X 20 5	13D	Page	7	of	10	pages
EXPLANATORY NOTE
     The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2007 (the “Schedule 13D”) by the Reporting Persons and Amendment No. 1 thereto, filed with the SEC on November 2, 2009 (“Amendment No. 1”) by the Reporting Persons, in each case, with respect to the shares of common stock, par value $0.01 per share (the “Issuer Common Stock”), issued by The Orchard Enterprises, Inc. (formerly Digital Music Group, Inc.), a Delaware corporation (the “Issuer”), are hereby amended by this Amendment No. 2 (“Amendment No. 2”) to furnish the additional information set forth herein. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such terms in Amendment No. 1.

ITEM 4.	Purpose of Transaction.
     The information set forth or incorporated by reference in Items 3 and 6 of Amendment No. 1 is hereby incorporated by reference herein.
     As described in more detail in Item 3 of Amendment No. 1, each of the Reporting Persons acquired beneficial ownership of shares of Issuer Common Stock upon consummation of the Merger pursuant to the Merger Agreement and hold a controlling equity interest in the Issuer. In addition, (a) on June 4, 2008, Daniel C. Stein was granted options to acquire 28,790 shares of Issuer Common Stock (of which 19,193 are currently vested and exercisable) and 9,596 shares of restricted Issuer Common Stock (of which 6,396 shares have vested), and (b) on June 2, 2009, Mr. Stein was granted 19,455 shares of restricted Issuer Common Stock (of which 9,727 shares have vested), in recognition for his service on the Board. The Reporting Persons beneficially own such shares of Issuer Common stock for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer, and will take such actions as they deem appropriate in light of circumstances existing from time to time.
     In connection with the Merger, the Issuer, Dimensional and certain other stockholders of The Orchard entered into a Registration Rights Agreement dated November 13, 2007 (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, (i) Dimensional may demand the Issuer to file a registration statement for the resale of the shares of Issuer Common Stock beneficially owned by Dimensional at any time from and after the date that is six (6) months following the closing of the Merger or (ii) Dimensional and any other holders of Registrable Securities (as such term is defined in the Registration Rights Agreement) may demand that, upon the determination by the Issuer to prepare and file with the Securities and Exchange Commission a registration statement relating to an offering for its own account or the account of others of any of its equity securities at any time from and after the date that is twelve (12) months following the closing of the Merger, the shares of Issuer Common Stock beneficially owned by Dimensional and/or such other holders, as applicable, be included in any such registration statement filed by the Issuer.
     As contemplated by the Merger Agreement, the Board of Directors of the Issuer was decreased to seven members in connection with the Merger. As contemplated by the Merger Agreement, certain Directors of the Issuer’s Board resigned in connection with the Merger and The Orchard had the right to designate four members to fill such vacancies. One of The Orchard’s designees is Daniel C. Stein.
     On October 15, 2009, Dimensional delivered to the Board of Directors of the Issuer a letter in which Dimensional proposed to enter into non-binding discussions with the Issuer regarding a potential transaction through which Dimensional would acquire all of the outstanding shares of Issuer Common Stock that are not currently owned by Dimensional at a price of $1.68 per share. The Board of Directors of the Issuer formed a Special Committee comprised of independent and disinterested directors to review and evaluate Dimensional’s proposal. After preliminary discussions with representatives of the Special Committee, Dimensional revised its proposed price to $1.84 per share.
     On January 8, 2010, Dimensional delivered to the Special Committee a letter in which Dimensional (a) reaffirmed its interest regarding its proposal that was the subject of the October 15, 2009 letter and (b) described the circumstances under which it would be willing to increase its proposed price in any such proposed transaction to $2.00 per share. The Special Committee is reviewing and evaluating Dimensional’s revised proposal. The Special Committee has engaged independent legal counsel and an independent financial advisor to assist in its review and evaluation.
     There can be no assurance that any agreement on financial or other terms satisfactory to Dimensional will be reached with the Special Committee or that any transaction will be approved or consummated. Furthermore, there can be no assurance regarding the timing of or whether Dimensional will elect to pursue any alternative transactions, or that any such alternative transaction will be approved or consummated and there is no certainty that any transaction with the Issuer or any alternative transaction will result in the Issuer’s stockholders receiving a share price equal to or above the current trading price of the Issuer Common Stock or equal to the prices per share proposed by Dimensional.

CUSIP No.	25388X 20 5	13D	Page	8	of	10	pages
     If a transaction is completed on the terms as currently being discussed by Dimensional and the Special Committee, the result would be that Dimensional would acquire all of the outstanding shares of Issuer Common Stock that are not currently owned by Dimensional through a merger involving a to-be-formed Dimensional subsidiary and the Issuer, the result of which would likely include (a) changes to the Issuer’s present Board of Directors and management, (b) a material change in the present capitalization of the Issuer, (c) the Issuer Common Stock being delisted from a national securities exchange, and (d) the Issuer Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
     Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of this Amendment. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Issuer Common Stock or additional Issuer securities reported as beneficially owned in this Amendment (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
     References to the Merger Agreement and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement.

ITEM 5.	Interest in Securities of the Issuer.
     The information contained on each of the cover pages of this Amendment No. 2 and the information set forth or incorporated by reference in Item 4 of this Amendment No. 2 and set forth or incorporated by reference in Items 2 and 6 of Amendment No. 1 is hereby incorporated by reference herein.
(a) and (b)
     The following disclosure assumes that there are 7,884,352 shares of Issuer Common Stock issued and outstanding, which represents the sum of (i) 6,394,625 shares of Issuer Common Stock that the Issuer represented to be outstanding as of November 13, 2009 and (ii) 1,489,727 shares of Issuer Common Stock resulting from the assumed conversion of 446,918 shares of Series A Preferred Stock owned by Dimensional.
     On a post-reverse stock split basis, Dimensional directly owns 2,709,276 shares of Issuer Common Stock and 446,918 shares of Series A Preferred Stock (which shares of Series A Preferred Stock may be converted into 1,489,727 shares of Issuer Common Stock), for aggregate beneficial ownership of 4,199,003 shares of Issuer Common Stock, which represents approximately 53.3% of the outstanding shares of Issuer Common Stock. As described in greater detail in Item 2 of Amendment No. 1, JDS has a majority membership interest in, and is the manager of Dimensional, JDSCM is the general partner of JDS, Joseph D. Samberg has a minority membership interest in Dimensional and is the managing member of JDSCM and Daniel C. Stein is the Chief Executive Officer of Dimensional. Therefore, each of JDS, JDSCM, Joseph D. Samberg and Daniel C. Stein may be deemed to be the beneficial owner of the Issuer Common Stock (including shares arising upon conversion of the Series A Preferred Stock) held by Dimensional.
     JDS, JDSCM, Joseph D. Samberg and Daniel C. Stein disclaim beneficial ownership of the shares of Issuer Common Stock directly beneficially owned by Dimensional (except for the indirect pecuniary interest of each of JDS, JDSCM, Joseph D. Samberg and Daniel C. Stein arising therein).
     References to and descriptions of the Merger Agreement set forth above in this Item 5 are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement.
(c) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 of Amendment No. 1, has effected any transaction in the shares of Issuer Common Stock during the past 60 days, except as disclosed herein.
(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
(e) Not applicable.

CUSIP No.	25388X 20 5	13D	Page	9	of	10	pages
ITEM 7. Material to be filed as Exhibits.

Number	Description
99.1	Joint Filing Agreement, dated as of November 21, 2007, by and among Dimensional Associates, LLC, JDS Capital, L.P., JDS Capital Management, LLC, Joseph D. Samberg and Daniel C. Stein.*

99.2	Agreement and Plan of Merger, dated as of July 10, 2007, by and among Digital Music Group, Inc., The Orchard Enterprises Inc. and DMGI New York, Inc., as amended by the Amended and Restated Agreement and Plan of Merger, dated September 13, 2007, as further amended by the Second Amended and Restated Agreement and Plan of Merger, dated October 5, 2007.*

99.3	Amendment No. 1 to the Second Amended and Restated Agreement and Plan of Merger, dated November 7, 2007.*

99.4	Registration Rights Agreement, dated November 13, 2007, by and among Digital Music Group, Inc. and certain stockholders of The Orchard Enterprises Inc.*

*	Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 21, 2007.

CUSIP No.	25388X 20 5	13D	Page	10	of	10	pages
SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2010
DIMENSIONAL ASSOCIATES, LLC
By:	/s/ JOSEPH D. SAMBERG
Joseph D. Samberg
Managing Member

JDS CAPITAL, L.P.
By:	JDS Capital Management, LLC its general partner

By:	/s/ JOSEPH D. SAMBERG
Joseph D. Samberg
Managing Member

JDS CAPITAL MANAGEMENT, LLC
By:	/s/ JOSEPH D. SAMBERG
Joseph D. Samberg
Managing Member

JOSEPH D. SAMBERG
/s/ JOSEPH D. SAMBERG

DANIEL C. STEIN
/s/ DANIEL C. STEIN